AH 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 06 2002

SEC FILE NUMBER

8- 50891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

I.E. Butler Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11809 Hinson Road, Suite 400
(No. and Street)

Little Rock, AR 72212-3404
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I.E. Butler   501-217-9137
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee, Fox & Dodge, Ltd.
(Name — if individual, state last, first, middle name)

1115 West Fourth Street	Little Rock	AR	72201
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __I.E. Butler_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __I.E. Butler Securities Inc._____, as of __December 31, 2001_____, ᚷᚷ_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Brenda C. Garner
Notary Public, State of Arkansas
Pulaski County
My Commission Expires 11/30/04

Notary Public

_J. E. Butler_____
Signature

_President_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRAZEE, FOX & DODGE, LTD.

A PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

1115 WEST FOURTH STREET

LITTLE ROCK, ARKANSAS 72201

501/372-2136

DAVID S. FOX, SR., C.P.A.
R. TRACY FOX, C.P.A.
JERRY C. HORTON, C.P.A.

WM. B. FRAZEE, C.P.A. — 1936-1946
ASA S. FOX, C.P.A. — 1936-1973
HARRY F. DODGE, JR., C.P.A. — 1944-1985

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
I. E. Butler Securities Inc.
Little Rock, AR 72201

In planning and performing our audit of the financial statements and supplemental schedules of
I. E. Butler Securities Inc. (the Company), for the year ended December 31, 2001, we considered
its internal control, including control activities for safeguarding securities, in order to determine
our auditing procedures for the purpose of expressing our opinion on the consolidated financial
statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule
15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1)   Making quarterly securities examinations, counts, verifications and comparisons

2)   Recordation of differences required by rule 17a-13

3)   Complying with the requirements for prompt payment for securities under Section
      8 of Federal Reserve Regulation T of the Board of Governors of the Federal
      Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

I. E. Butler Securities Inc.
Page 3

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.

Certified Public Accountants

February 20, 2002
Little Rock, Arkansas

I. E. BUTLER SECURITIES INC.
FINANCIAL STATEMENT
DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

I. Ernest Butler, Jr. President
I. E. Butler Securities Inc.
11809 Hinson Road, Suite 400
Little Rock, AR 72212

We have audited the accompanying statements of financial condition of I. E. Butler Securities Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. Butler Securities Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.

Certified Public Accountants

Little Rock, Arkansas
February 20, 2002

I. E. BUTLER SECURITIES INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

		2001		2000
ASSETS				
CURRENT ASSETS				
Cash	$	125,540	$	130,442
Total Current Assets	$	125,540	$	130,442
PROPERTY, PLANT AND EQUIPMENT, at cost				
Furniture and fixtures	$	8,258	$	8,258
Equipment		11,907		11,907
Leasehold improvements		244		244
	$	20,409	$	20,409
Less: Accumulated depreciation		(11,843)		(8,613)
Total Property, Plant and Equipment	$	8,566	$	11,796
OTHER ASSETS				
Deferred tax	$	79,282	$	75,887
Deposits		100		100
Total Other Assets	$	79,382	$	75,987
Total Assets	$	213,488	$	218,225
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accrued expenses	$	56	$	56
Federal and state withholding		610		1,250
Total Current Liabilities	$	666	$	1,306
STOCKHOLDER'S EQUITY				
Common stock (10,000 shares authorized, 685 shares issued and outstanding, $1 par value)	$	685	$	585
Additional paid-in capital		684,315		584,415
Retained earnings (deficit)		(472,178)		(368,081)
Total Stockholder's Equity	$	212,822	$	216,919
Total Liabilities and Stockholder's Equity	$	213,488	$	218,225

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE	$ 50,340	$ 14,006
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries	$ 100,000	$ 120,000
Office expense	236	987
Office rent	22,548	22,548
Equipment rent	3,102	3,788
Travel and entertainment	1,379	-
Professional fees	2,386	4,104
Reimbursable expense	-	488
Subscriptions	900	832
Utilities	6,871	7,208
Licenses	9,333	8,741
Depreciation	3,229	3,229
Insurance	874	877
Taxes	6,974	6,992
Donations	-	50
Total General and Administrative Expenses	$ 157,832	$ 179,844
Net income (loss) before taxes	$ (107,492)	$ (165,838)
Income tax benefit (expense)	3,395	25,763
Net Income (Loss)	$ (104,097)	$ (140,075)

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Beginning balance	425	$ 425	$ 424,575	$ (228,006)	$ 196,994
Net loss	-	-	-	(140,075)	(140,075)
Issuance of capital stock	160	160	159,840	-	160,000
Balance at December 31, 2000	585	$ 585	$ 584,415	$ (368,081)	$ 216,919
Net loss				(104,097)	(104,097)
Issuance of capital stock	100	100	99,900	-	100,000
Balance at December 31, 2001	685	$ 685	$ 684,315	$ (472,178)	$ 212,822

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CASH FLOW
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$ (104,097)	$ (140,075)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	3,229	3,229
(Increase) decrease in deferred tax benefits	(3,395)	(25,763)
Increase (decrease) in accrued liabilities	(639)	(810)
Total adjustments	$ (805)	$ (23,344)
Net cash provided (used) by operating activities	$ (104,902)	$ (163,419)
CASH FLOW FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property	$ -	$ (765)
Net cash provided (used) by operating activities	$ -	$ (765)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	$ 100,000	$ 160,000
Net cash provided (used) by financing activities	$ 100,000	$ 160,000
Net increase (decrease) in cash and cash equivalents	$ (4,902)	$ (4,184)
Cash and cash equivalents, beginning of year	130,442	134,626
Cash and cash equivalents, end of year	$ 125,540	$ 130,442

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1:   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies relative to the carrying value of property and equipment are indicated in the captions of the statement of financial condition. Information as to the method of computing depreciation is detailed below. Other significant accounting policies are as follows:

Depreciation
For financial statement purposes, depreciation is computed by using the straight-line method for all assets.

Cash equivalents
The Company considers all demand deposit accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communications costs the first time the advertising takes place.

Estimates
The preparation of financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations
The Company was formed on January 14, 1998, and began operations soon thereafter. The Company will act as only an agent in financing transactions, private placements of equities and fixed income securities and consulting. Revenue will be recognized as fees are earned. The Company also engages attorneys, accountants and other professionals in connection with its consulting services. Any fees that will be paid directly by the Company and not passed through to customers will be deducted as paid. The Company operates in a highly regulated industry that requires that the Company be licensed in each jurisdiction that it intends to operate.

NOTE 2:   LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a two-year noncancellable lease beginning March 2001. The Company also leases office equipment under a 48-month operating lease which expires April 25, 2002.

The following is a schedule of future minimum lease payments required under the above leases:

2002	$ 22,919
2003	$ 7,516

NOTE 3:   NET CAPITAL REQUIREMENTS

As discussed earlier, the Company operates in a highly regulated industry and is required to maintain minimum net capital balances in order to remain in compliance with various regulatory agencies. Net capital for regulatory purposes is $124,424 and $129,136 for December 31, 2001 and 2000, which is not materially different from that reflected in the Company's Focus Reports.

NOTE 4:   INCOME TAXES

The Company has loss carryforwards totaling $554,208 as of December 31, 2001 that may be offset against future taxable income. If not used, the carryforward will expire in:

2013	$ 142,386
2014	$ 138,632
2015	$ 166,334
2016	$ 106,856

The provision for income taxes consists of the following components:

	2001	2000
Deferred benefit	$ 3,395	$ 25,763

NOTE 5:   RESERVE, POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt under Section (k)(2)(ii). All transactions are cleared through another broker dealer (#8-01927) on a fully disclosed basis.

NOTE 6:   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Little Rock, Arkansas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001 and 2000, the Company's uninsured cash balance totaled $25,540 and $30,442, respectively.

I. E. BUTLER SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2001 and 2000

	2001	2000
Total stockholders' equity	$ 212,822	$ 216,919
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	(8,566)	(11,796)
Other nonallowable assets	(79,832)	(75,987)
Net capital (1)	$ 124,424	$ 129,136
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 666	$ 1,306
Minimum net capital required		
(based on 1500% of aggregate indebtedness)	$ 44	$ 87
Minimum net capital required		
(based on 1000% of aggregate indebtedness)	$ 67	$ 131
Minimum dollar required	$ 100,000	$ 100,000
Excess net capital	$ 24,424	$ 29,136
Percentage of aggregate indebtedness to net capital	0.54%	1.01%

(1)   No material differences exist between the above amounts and the capital computations reflected in the Company's FOCUS reports.